
03056482

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


SEC MAIL PROCESSING
RECEIVED
APR 2 2 2003
WASH, D.C. 155 SECTION

Credit Suisse First Boston Mortgage Securities Corp.
Exact Name of Registrant as Specified in Charter

0000802106
Registrant CIK Number

Form 8-K for April 17, 2003 Home Equity Pass-Through Certificates, Series 2003-2

Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

~~333-100669~~ 333 - 37616

SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
APR 23 2003
THOMSON FINANCIAL

[TPW: NYLEGAL:136715.1] 17070-00289 04/21/03 06:55pm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CREDIT SUISSE FIRST BOSTON
MORTGAGE SECURITIES CORP.

By: 
Name: Helaine Hebble
Title: Vice President

Dated: April ____, 2003

HEMT **HOME EQUITY MORTGAGE TRUST**

HEMT SERIES 2003-2

DERIVED INFORMATION [04/14/02]

[$253,000,100] Bonds Offered (Approximate)

HEMT Series 2003-2

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT SERIES 2003-2

[$253,000,100] (Approximate)

Mortgage Pass-Through Certificates, Series 2003-2

Pricing Information

Offered Certificates (1):

Class	Approximate Certificate Balance ($)	Bond Type	Coupon (2)	WAL (Years)	Proposed Ratings (S&P/Moody's)
A-1	[88,760,000]	Senior/Adj	LIBOR+[]%	2.9	AAA/Aaa
A-2	[57,440,000]	Senior/Adj	LIBOR + []%	1.0	AAA/Aaa
A-3	[55,568,000]	Senior/Fixed	7.25%	5.1	AAA/Aaa
A-R (4)	[100]	Senior/Adj	Net Funds Cap	N/A	AAA
M-1A	[9,487,000]	Mezzanine/Fixed	7.25%	6.4	AA/Aa2
M-1B	[9,488,000]	Mezzanine/Adj	LIBOR + []%	6.4	AA/Aa2
M-2A	[7,590,000]	Mezzanine/Fixed	7.25%	6.4	A/A2
M-2B	[7,590,000]	Mezzanine/Adj	LIBOR + []%	6.4	A/A2
B-A	[8,539,000]	Subordinate/Fixed	7.25%	6.4	BBB/Baa3
B-B	[8,538,000]	Subordinate/Adj	LIBOR + []%	6.4	BBB/Baa3
Total	[253,000,100]				

Non-Offered Certificates:

Class	Approximate Certificate Balance ($)	Bond Type	Coupon (2)	WAL (Years)	Proposed Ratings (S&P/Moody's)
X-1	[0]	Subordinate	Variable	N/A	N/A
X-2	[0]	Charged Off Loans	0.00%	N/A	N/A
P (3)	[100]	Senior	Net Funds Cap	N/A	AAA

(1) The collateral ramp assumes [6%] CPR increasing to [20%] CPR in month [12]. Bonds are priced to call. Initial class balances will be +/- 5% of that indicated.
(2) A Net Funds Cap caps the coupons on the offered Certificates, as described below.
(3) Receives the prepayment penalties collected on the mortgage loans.
(4) Non-economic residual with the tax liabilities of the REMIC.

SUMMARY TERMS

Underwriter:	Credit Suisse First Boston LLC
Depositor:	Credit Suisse First Boston Mortgage Securities Corporation
Servicers:	Wilshire Credit Corporation and Ocwen Federal Bank FSB
Trustee:	JPMorgan Chase Bank
Cut-off Date:	[April 1, 2003] for the initial Mortgage Loans.
Deal Settlement:	On or about [April 21, 2003]
Investor Settlement:	On or about [April 21, 2003]
Distribution Dates:	25th day of each month (or the next succeeding business day), beginning in May 2003
Accrual Periods:	With regard to the Class A-1, Class A-2, Class M-1B, Class M-2B and Class B-B Certificates, the period commencing on the immediately preceding distribution date (or the closing date, in case of the first distribution date) and ending on the day immediately preceding the related distribution date. With regard to the Class A-3, Class M-1A, Class M-2A and Class B-A Certificates, the calendar month immediately preceding the month in which such Distribution Date occurs.
Delay Days:	0 days with respect to the adjustable rate Certificates and 24 days with respect to the fixed rate Certificates.
Pricing Prepayment Speed:	100% of the prepayment assumption (the "PPC") describes prepayments starting at [6%] CPR in month 1, increasing by approximately [1.27%] CPR per month to [20%] CPR in month 12, and remaining at [20%] CPR thereafter.
Certificate Ratings:	S&P and Moody's rate the Class A-1, Class A-2, Class A-3, Class M-1A, Class M-1B, Class M-2A, Class M-2B, Class B-A, Class B-B and Class A-R Certificates as follows: Class A-1: AAA/Aaa Class A-2: AAA/Aaa Class A-3: AAA/Aaa Class A-R: AAA Class M-1A: AA/Aa2 Class M-1B: AA/Aa2 Class M-2A: A/A2 Class M-2B: A/A2 Class B-A: BBB/Baa3 Class B-B: BBB/Baa3
Prefunding Amounts:	[TBD]
Capitalized Interest Accounts:	[TBD]
Offered Certificates:	The Class A-1, Class A-2, Class A-3, Class A-R, Class M-1A, Class M-1B, Class M-2A, Class M-2B, Class B-A, Class B-B Certificates.
ERISA Eligibility:	Subject to the considerations and conditions described in the Prospectus and Prospectus Supplement. It is expected that the Class A-1, Class A-2, Class A-3, Class M-1A, Class M-1B, Class M-2A, Class M-2B, Class B-A and Class B-B Certificates may be purchased by employee benefit plans that are subject to ERISA.
SMMEA Treatment:	The Certificates will not constitute "mortgage related securities" for purposes of SMMEA.
Origination Disclosure	Some of the Group 2 mortgage loans are subject to special rules, disclosure requirements and other

Practices:	regulatory provisions because they are high cost loans. Purchasers or assignees of these high cost loans, including the trust, could be exposed to all claims and defenses that the mortgagors could assert against the originators of the mortgage loans. Remedies available to a mortgagor include monetary penalties, as well as rescission rights if the appropriate disclosures were not given as required or if other violations occurred.
Taxation:	REMIC.
Optional Termination:	[10%] optional clean-up call.
Maximum Pool Balance:	The aggregate of the initial principal balance of the Mortgage Loans plus the Prefunding Amounts.
Coupon Step-up:	If the optional clean-up call is not exercised, the pass-through rate on the Offered Certificates will be increased by (1) the lesser of (a) 50 basis points and (b) the initial pass-through margin with respect to the Class A-1 and Class A-2 Certificates; (2) by the lesser of (x) 50 basis points and (y) half the initial pass through margin with respect to the Class M-1B, Class M-2B, Class B-B Certificates; and (3) by 50 basis points with respect to the Class A-3 and Class M-1A, Class M-2A, Class B-A Certificates.
Pass-through Rate:	For the adjustable rate Certificates, the lesser of (i) One-Month LIBOR plus the applicable margin, (ii) the Maximum Interest Rate and (iii) the Net Funds Cap. For the fixed rate Certificates, the lesser of (i) [7.25%] and (ii) the Net Funds Cap. For the Class A-R Certificates, the Net Funds Cap.
Net Mortgage Rate:	As to each mortgage loan, the mortgage rate of that mortgage loan, minus the sum of: the servicing fee rate, the trustee fee rate and the credit risk manager fee rate.
Net Funds Cap:	With respect to each Distribution Date, a fraction, expressed as a percentage, obtained by dividing (x) the amount of interest which accrued on the Mortgage Loans minus the sum of: (i) the servicing fee, (ii) the trustee fee amount, and (iii) the loss mitigation advisor fee by (y) the product of (a) the aggregate collateral balance of the Mortgage Loans as of the immediately preceding Distribution Date and (b) the actual number of days in the immediately preceding interest accrual period divided by 360.
Basis Risk Carry Forward Amount:	If on any Distribution Date, the Pass-Through Rate for a Class of adjustable rate Certificates, is based on the Net Funds Cap, the excess of (i) the amount of interest such Class would have been entitled to receive on such Distribution Date had the applicable Pass-Through Rate not been subject to the Net Funds Cap, up to the Maximum Interest Rate, over (ii) the amount of interest such Class of Certificates received on such Distribution Date based on the Net Funds Cap, together with the unpaid portion of any such excess from prior Distribution Dates (and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net Funds Cap) is the "Basis Risk Carry Forward Amount" on such Class of Certificates. The ratings on each Class of Certificates do not address the likelihood of the payment of any Basis Risk Carry Forward Amount.
Maximum Interest Rate:	For the Class A-1 Certificates and any distribution date, a rate equal to the weighted average of the Net Mortgage Rates of the Group 1 loans, multiplied by 30 divided by the actual number of days in the immediately preceding interest accrual period. For the Class A-2 Certificates and any distribution date, a rate equal to the weighted average of the Net Mortgage Rates of the Group 2 loans, multiplied by 30 divided by the actual number of days in the immediately preceding interest accrual period. For the Class M-1B, Class M-2B and Class B-B Certificates and any distribution date, a rate equal to the weighted average of the Net Mortgage Rates of all the mortgage loans, multiplied by 30 divided by the actual number of days in the immediately preceding interest accrual period.
Principal and Interest Advancing:	Each servicer will be obligated to make cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent deemed recoverable (as described in the Prospectus Supplement).
Accrued Certificate Interest:	For each Class of Offered Certificates, on any Distribution Date, shall equal the amount of interest accrued during the related Interest Accrual Period on the related Class Principal Balance.
Interest Carry Forward Amount:	For each Class of Offered Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (x) the Accrued Certificate Interest for such Class with respect to prior Distribution Dates (excluding any Basis Risk Carry Forward Amount with respect to such Class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (y) the amount actually distributed to such Class with respect to interest on such prior Distribution Dates and (ii) interest on such excess at the Pass-Through Rate for such Class.

Credit Enhancement:
1. Excess cashflow
2. Overcollateralization.
3. Subordination (see table below).

Class (Aggregated)	Expected Initial Credit Enhancement*	Expected Initial Target Credit Enhancement*	Expected Final Target Credit Enhancement**
A	[20.25]%	[25.25]%	[50.50]%
M-1	[12.75]%	[17.75]%	[35.50]%
M-2	[6.75]%	[11.75]%	[23.50]%
B	[0.00]%	[5.00]%	[10.00]%

* Prior to stepdown date, based on Maximum Pool Balance.
** On or after stepdown date, based on current pool balance.

Overcollateralization:
1. Before the Stepdown Date, the required overcollateralization amount is initially [5.00]% of the Maximum Pool Balance.
2. On and after the Stepdown Date, the required overcollateralization amount is [10.00]% of the outstanding pool balance (subject to a Trigger Event).
3. The required overcollateralization amount is subject to a floor of [0.50]% of the Maximum Pool Balance.
4. On any Distribution Date on or after the Stepdown Date, if a Trigger Event occurs or is continuing, the required overcollateralization amount will be equal to the required overcollateralization amount in effect for the Distribution Date immediately preceding such Distribution Date.

Principal Remittance Amount: For any distribution date will be equal to the sum of (1) all principal collected (other than payaheads) or advanced in respect of scheduled payments on the mortgage loans during the related collection period (less unreimbursed advances, servicing advances and other amounts due to the servicers and the trustee with respect to the mortgage loans, to the extent allocable to principal) and the principal portion of payaheads previously received and intended for application in the related collection period, (2) all principal prepayments on the mortgage loans received during the related prepayment period, (3) the outstanding principal balance of each mortgage loan that was repurchased during the calendar month immediately preceding that distribution date, (4) the portion of any substitution amount paid with respect to any replaced mortgage loans during the calendar month immediately preceding that distribution date allocable to principal, (5) all net liquidation proceeds and any other recoveries (net of unreimbursed advances, servicing advances and other expenses, to the extent allocable to principal) collected with respect to the mortgage loans during the related collection period, to the extent allocable to principal and (6) with respect to the July 2003 distribution date, the amounts remaining in the pre-funding accounts at the end of the funding period.

Senior Enhancement Percentage: With respect to any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Principal Balance of the Class M-1A, Class M-1B, Class M-2A, Class M-2B, Class B-A and Class B-B Certificates and (ii) the overcollateralization amount, in each case after giving effect to payments on such Distribution Date, by (y) the aggregate collateral balance for such Distribution Date.

Senior Principal Payment Amount: For any distribution date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such distribution date, will be the amount, if any, by which (x) the aggregate Class Principal Balance of the Class A-1, Class A-2, Class A-3, Class A-R and Class P Certificates immediately prior to such distribution date exceeds (y) the lesser of (A) the product of (i) approximately [49.50%] and (ii) the aggregate collateral balance for such distribution date and (B) the amount, if any, by which (i) the aggregate collateral balance for such distribution date exceeds (ii) [0.50%] of the aggregate collateral balance as of the cut-off date.

Class B Principal Payment Amount: For any distribution date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such distribution date, will be the amount, if any, by which (x) the sum of (i) the aggregate Class Principal Balance of the Class A-1, Class A-2, Class A-3, Class A-R, Class P, Class M-1A, Class M-1B, Class M-2A and Class M-2B Certificates, in each case, after giving effect to payments on such distribution date and (ii) the aggregate Class Principal Balance of the Class B-A Certificates and Class B-B Certificates immediately prior to such distribution date exceeds (y) the lesser of (A) the product of (i) approximately [90.00%] and (ii) the aggregate collateral balance for such distribution date and (B) the amount, if any, by which (i) the aggregate collateral balance for such distribution date exceeds (ii) [0.50%] of the aggregate collateral balance as of the cut-off date.

Class M-1 Principal Payment Amount:	For any distribution date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such distribution date, will be the amount, if any, by which (x) the sum of (i) the aggregate Class Principal Balance of the Class A-1, Class A-2, Class A-3, Class A-R and Class P Certificates after giving effect to payments on such distribution date and (ii) the aggregate Class Principal Balance of the Class M-1A Certificates and Class M-1B Certificates immediately prior to such distribution date exceeds (y) the lesser of (A) the product of (i) approximately [64.50%] and (ii) the aggregate collateral balance for such distribution date and (B) the amount, if any, by which (i) the aggregate collateral balance for such distribution date exceeds (ii) [0.50%] of the aggregate collateral balance as of the cut-off date.
Class M-2 Principal Payment Amount:	For any distribution date on or after the Stepdown Date and as long as a Trigger Event is not in effect with respect to such distribution date, will be the amount, if any, by which (x) the sum of (i) the aggregate Class Principal Balance of the Class A-1, Class A-2, Class A-3, Class A-R, Class P, Class M-1A and Class M-1B Certificates, in each case, after giving effect to payments on such distribution date and (ii) the aggregate Class Principal Balance of the Class M-2A Certificates and Class M-2B Certificates immediately prior to such distribution date exceeds (y) the lesser of (A) the product of (i) approximately [76.50%] and (ii) the aggregate collateral balance for such distribution date and (B) the amount, if any, by which (i) the aggregate collateral balance for such distribution date exceeds (ii) [0.50%] of the aggregate collateral balance as of the cut-off date.
Stepdown Date:	The later to occur of (i) the Distribution Date in [May] 2006 and (ii) the first Distribution Date on which the Senior Enhancement Percentage (before giving effect to payments on the certificates on such distribution date) is greater than or equal to [50.50]%.
Group 1 Senior Certificates:	The Class A-1 Certificates.
Group 2 Senior Certificates:	The Class A-2, Class A-3, Class A-R and Class P Certificates.
Trigger Event:	A Trigger Event will be in effect for any Distribution Date if (a) the Delinquency Rates for each of the three (or one and two, in the case of the first and second distribution dates, respectively) immediately preceding months equals or exceeds [TBD] of the Senior Enhancement Percentage for such Distribution Date or (b) the cumulative realized losses on the mortgage loans exceed the percentage of the Maximum Pool Balance for that distribution date as specified below:

Distribution Date	Percentage of Maximum Pool Balance
May. 2003 – Apr. 2006	N/A
May. 2006 – Apr. 2007	[TBD]
May. 2007 – Apr. 2008	[TBD]
May. 2008 – Apr. 2009	[TBD]
May. 2009 – Apr. 2010	[TBD]
May. 2010 and thereafter	[TBD]

Registration:	The Offered Certificates, other than the Class A-R Certificates, will be available in book-entry form through DTC, Clearstream, Luxembourg and Euroclear.
Source for Calculation of One-Month LIBOR:	Telerate Page 3750.

Distributions to Certificate holders:

I. The Interest Remittance Amount will be distributed on each Distribution Date as follows:

1. to the Class A-1, Class A-2, Class A-3, Class A-R and Class P Certificates, concurrently and pro rata as described below in the last paragraph of this section, Accrued Certificate Interest and any Interest Carry Forward Amounts for such Classes and such distribution date;
2. To the Class M-1A and M-1B Certificates, pro rata, Accrued Certificate Interest and any Interest Carry Forward Amount for each such Class and such distribution date;

3. To the Class M-2A and M-2B Certificates, pro rata, Accrued Certificate Interest and any Interest Carry Forward Amount for each such Class and such distribution date;
4. To the Class B-A and B-B Certificates, pro rata, Accrued Certificate Interest and any Interest Carry Forward Amount for each such Class and such distribution date;
5. For application as part of monthly excess cash flow for such distribution date.

On each distribution date, the aggregate amount distributable to the Group 1 Senior Certificates and Group 2 Senior Certificates, under clause 1. above shall be allocated between such classes in proportion to the respective aggregate Stated Principal Balance of the mortgage loans in the related loan group (including any amounts on deposit in the related Pre-Funding Account) determined as of the beginning of the related Collection Period; provided, however, that the aggregate amount distributed to the Group 1 Senior Certificates under clause 1. above shall be not greater than an amount (such amount, the "Group 1 Eligible Interest Cashflow") equal to the aggregate of (1) the portion of the Interest Remittance Amount for such distribution date that is derived from the mortgage loans in loan group1 and (2) the interest portion of any Advances related to the mortgage loans in loan group1 for such distribution date. If the amount otherwise allocable to the Group 1 Senior Certificates under the preceding sentence is limited by the Group 1 Eligible Interest Cashflow, then the amount in excess of that limitation shall be paid concurrently to the Class A-2, Class A-3, Class A-R and Class P Certificates up to the amount of interest payable to each such class on such distribution date.

II. Collections of principal before the Stepdown Date, or during a Trigger Event, will be allocated in the following priority:
   1. Commencing on the distribution date in August 2008 or thereafter, to the Class P Certificates until the Class Principal Balance of such class has been reduced to zero.
   2. First to the Class A-R Certificates, until the Class Certificate Balance thereof has been reduced to zero, and then concurrently to Group1 Senior Certificates and the Group 2 Senior Certificates (other than the Class A-R Certificates and Class P Certificates), until the aggregate Class Principal Balance thereof has been reduced to zero, allocated as follows: concurrently as described below in the last paragraph of this section, (a) to the Class A-1 Certificates and (b) sequentially, to the Class A-2 Certificates and Class A-3 Certificates, in that order, in each case until the Class Principal Balance of each such class has been reduced to zero.
   3. to the Class M-1A Certificates and Class M-1B Certificates, concurrently on a pro rata basis, based on their respective Class Principal Balance, until the Class Principal of each such class has been reduced to zero;
   4. to the Class M-2A Certificates and Class M-2B Certificates, concurrently on a pro rata basis, based on their respective Class Principal Balance, until the Class Principal of each such class has been reduced to zero;
   5. to the Class B-A Certificates and Class B-B Certificates, concurrently on a pro rata basis, based on their respective Class Principal Balance, until the Class Principal of each such class has been reduced to zero;
   6. For application as part of monthly excess cash flow.

III. Collections of principal on and after the Stepdown Date and assuming no Trigger Event is in effect will be allocated in the following priority:
   1. Commencing on the distribution date in August 2008 or thereafter, to the Class P Certificates until the Class Certificate Balance of such class has been reduced to zero.
   2. to the Group 1 Senior Certificates and the Group 2 Senior Certificates (other than the Class A-R Certificates and Class P Certificates), the Senior Principal Payment Amount for such distribution date, allocated as follows: concurrently as described below in the last paragraph of this section, (a) to the Class A-1 Certificates and (b) sequentially, to the Class A-2 Certificates and Class A-3 Certificates, in that order, in each case until the Class Principal Balance of each such class has been reduced to zero;
   3. to the Class M-1A Certificates and Class M-1B Certificates, the Class M-1 Principal Payment Amount for such distribution date, concurrently on a pro rata basis, based on their respective Class Principal Balances, until the Class Principal Balance of each such class has been reduced to zero;
   4. to the Class M-2A Certificates and Class M-2B Certificates, the Class M-2 Principal Payment Amount for such distribution date, concurrently on a pro rata basis, based on their respective Class Principal Balances, until the Class Principal Balance of each such class has been reduced to zero;
   5. to the Class B-A Certificates and Class B-B Certificates, the Class B Principal Payment Amount for such distribution date, concurrently on a pro rata basis, based on their respective Class Principal Balances, until the Class Principal Balance of each such class has been reduced to zero;
   6. for application as part of Monthly Excess Cashflow for such distribution date.

All distributions of principal on the Group 1 Senior Certificates and Group 2 Senior Certificates (other than the Class A-R Certificates and Class P Certificates), on each distribution date, as described in clauses (II) (2) and (III)(2) above will be made concurrently to such groups of classes, in each case in accordance with the percentage of the amounts described in clauses (1) through (6) in the definition of Principal Remittance Amount derived from the related loan group for that distribution date, until the aggregate Class Principal Balance of the Group 1 Senior Certificates and Group 2 Certificates (other than the Class A-R Certificates and Class P Certificates), as applicable, have been reduced to zero; provided, however, that the aggregate amount distributed to the Group 1 Senior Certificates under paragraph (II) (2) or (III) (2) above shall be not greater than an amount (such amount, the "Group 1 Eligible Principal Cashflow") equal to the portion of the Principal Remittance Amount for such distribution date that is derived from the mortgage loans in loan group 1. If the amount otherwise allocable to the Group 1 Senior Certificates under the preceding sentence is limited by the Group 1 Eligible Principal Cashflow, then the amount in excess of that limitation shall be paid sequentially to the Class A-2 Certificates and Class A-3 Certificates, in that order, in each case until the Class Principal Balance of such class is reduced to zero. If on any distribution date the Group 1 Senior Certificates or the Group 2 Senior Certificates (other than the Class A-R Certificates and Class P Certificates) are reduced to zero, the remaining amount of principal available, if any, to be allocated to such group of classes on such distribution date will be distributed to the other group of certificates; provided, however that principal in the loan group relating to the Class A Certificates that have been reduced to zero will only be paid to the remaining group of certificates if [either (A) the Senior Enhancement Percentage is less than 200% times the initial Senior Enhancement Percentage or (B) the average outstanding principal balance of the mortgage loans in either loan group delinquent 60 days or more (including all foreclosures and REO properties) over the last six months, as a percentage of the aggregate Class Principal Balance of the Class M-1, Class M-2 and Class B Certificates, is greater than or equal to [50%].

IV. Any amount remaining after distributions in clauses I, II and III above shall be distributed to the certificates in the following order of priority:

1. a) Prior to the Stepdown Date or if a Trigger Event has occurred or is continuing, until the required overcollateralization amount is reached, according to clause II above; or
   b) On or after the Stepdown Date, provided no Trigger Event is in effect, until the required overcollateralization amount is reached, according to clause III above;
2. Concurrently, to the Class M-1A and Class M-1B Certificates on a pro rata basis, based on their respective class principal balances, any unpaid realized loss amounts for such Class;
3. Concurrently, to the Class M-2A and Class M-2B Certificates on a pro rata basis, based on their respective class principal balances, any unpaid realized loss amounts for such Class;
4. Concurrently, to the Class B-A and Class B-B Certificates on a pro rata basis, based on their respective class principal balances, any unpaid realized loss amounts for such Class;
5. Concurrently, to Class A-1 and Class A-2 Certificates, any Basis Risk Carry Forward Amount, for each such Class *pro rata* based on their respective amounts of Basis Risk Shortfall due;
6. To the Class M-1B Certificates, any Basis Risk Carry Forward Amount for such Class;
7. To the Class M-2B Certificates, any Basis Risk Carry Forward Amount for such Class;
8. To the Class B-B Certificates, any Basis Risk Carry Forward Amount for such Class;
9. To the Basis Risk Reserve Fund, any amounts required to be paid thereto;
10. To the Class X-1 Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement;
11. To the Class A-R Certificates, any remaining amount. It is not anticipated that any amounts will be distributed to the Class A-R Certificates under this clause (11).

On each distribution date, the aggregate amount distributable to the Group 1 Senior Certificates and Group 2 Senior Certificates, under paragraph IV(1)(a) or IV(1)(b) above shall be allocated between such classes in proportion to the respective aggregate Stated Principal Balance of the mortgage loans in the related loan group (including any amounts on deposit in the related Pre-Funding Account) determined as of the beginning of the related Collection Period; provided, however, that the aggregate amount distributed to the Group 1 Senior Certificates under paragraph IV(1)(a) or IV(1)(b) above shall be not greater than an amount equal to the excess (such amount, the "Group 1 Eligible Excess Cashflow") of (1) the portion of the interest collected for such distribution date that is derived from the mortgage loans in loan group 1, over (2) the aggregate Accrued Certificate Interest and any Carryforward Interest for the Group 1 Senior Certificates for such distribution date. If the amount otherwise allocable to the Group 1 Senior Certificates under the preceding sentence is limited by the Group 1 Eligible Excess Cashflow, then the amount in excess of that limitation shall be paid sequentially to the Class A-2 Certificates and Class A-3 Certificates, in that order, in each case until the Class Principal Balance of such class is reduced to zero.

BOND SUMMARY

To Call

Class A-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (years)	5.03	3.75	2.91	2.32	1.85	1.17
First Pay (Period)	1	1	1	1	1	1
Last Pay (Period)	178	150	116	93	77	34

Class A-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (years)	1.77	1.26	1.00	0.83	0.72	0.58
First Pay (Period)	1	1	1	1	1	1
Last Pay (Period)	48	33	25	20	17	13

Class A-3	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (years)	9.08	6.69	5.09	4.00	3.11	1.82
First Pay (Period)	48	33	25	20	17	13
Last Pay (Period)	178	150	116	93	77	34

Class M-1A and Class M-1B	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (years)	11.12	8.39	6.42	5.28	4.86	4.02
First Pay (Period)	71	50	38	41	45	34
Last Pay (Period)	178	150	116	93	77	55

Class M-2A and Class M2B	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (years)	11.12	8.39	6.42	5.22	4.59	4.41
First Pay (Period)	71	50	38	39	41	47
Last Pay (Period)	178	150	116	93	77	55

Class B-A and Class B-B	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (years)	11.12	8.39	6.42	5.20	4.48	3.87
First Pay (Period)	71	50	38	37	38	40
Last Pay (Period)	178	150	116	93	77	55

To Maturity

Class A-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (years)	5.06	3.85	3.05	2.47	1.97	1.17
First Pay (Period)	1	1	1	1	1	1
Last Pay (Period)	228	196	180	178	157	34

Class A-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (years)	1.77	1.26	1.00	0.83	0.72	0.58
First Pay (Period)	1	1	1	1	1	1
Last Pay (Period)	48	33	25	20	17	13

Class A-3	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (years)	9.28	7.00	5.49	4.40	3.45	1.82
First Pay (Period)	48	33	25	20	17	13
Last Pay (Period)	261	221	180	178	168	34

Class M-1A and Class M-1B	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (years)	11.30	8.77	6.99	5.83	5.31	5.46
First Pay (Period)	71	50	38	41	45	34
Last Pay (Period)	238	190	180	177	148	122

Class M-2A and Class M2B	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (years)	11.26	8.76	6.99	5.74	5.02	4.79
First Pay (Period)	71	50	38	39	41	47
Last Pay (Period)	222	180	178	165	137	99

Class B-A and Class B-B	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life (years)	11.16	8.76	6.94	5.63	4.83	4.13
First Pay (Period)	71	50	38	37	38	40
Last Pay (Period)	198	180	178	150	125	90

Net Funds Cap

Period	50 PPC	100 PPC	150 PPC	200 PPC
1	10.654%	10.654%	10.654%	10.654%
2	10.654%	10.654%	10.655%	10.655%
3	10.655%	10.655%	10.655%	10.656%
4	10.655%	10.656%	10.656%	10.657%
5	10.656%	10.656%	10.657%	10.658%
6	10.656%	10.657%	10.658%	10.659%
7	10.656%	10.657%	10.659%	10.660%
8	10.657%	10.658%	10.659%	10.661%
9	10.657%	10.658%	10.660%	10.661%
10	10.657%	10.659%	10.660%	10.661%
11	10.658%	10.659%	10.660%	10.662%
12	10.658%	10.659%	10.660%	10.662%
13	10.658%	10.659%	10.661%	10.662%
14	10.659%	10.660%	10.661%	10.663%
15	10.659%	10.660%	10.661%	10.663%
16	10.659%	10.660%	10.662%	10.663%
17	10.660%	10.661%	10.662%	10.664%
18	10.660%	10.661%	10.662%	10.664%
19	10.660%	10.661%	10.663%	10.664%
20	10.661%	10.662%	10.663%	10.665%
21	10.661%	10.662%	10.663%	10.665%
22	10.661%	10.662%	10.664%	10.665%
23	10.662%	10.663%	10.664%	10.666%
24	10.662%	10.663%	10.664%	10.666%
25	10.662%	10.663%	10.665%	10.666%
26	10.663%	10.664%	10.665%	10.667%
27	10.663%	10.664%	10.665%	10.667%
28	10.663%	10.665%	10.666%	10.667%
29	10.664%	10.665%	10.666%	10.668%
30	10.664%	10.665%	10.667%	10.668%
31	10.665%	10.666%	10.667%	10.669%
32	10.665%	10.666%	10.667%	10.669%
33	10.665%	10.666%	10.668%	10.669%
34	10.666%	10.667%	10.668%	10.670%
35	10.666%	10.667%	10.669%	10.670%
36	10.667%	10.668%	10.669%	10.670%

This table was run assuming a 30/360 day count basis.

Statistical Collateral Summary – Group 1

All information on the Mortgage Loans is approximate and is based off of scheduled balances as of the 03/01/03 cutoff date. The final numbers will be found in the prospectus supplement

		Min	Max
Total Number of Loans	3377		
Total Outstanding Loan Balance	$ 111,109,962.84		
Average Loan Current Balance	$32,901.97	$2,314.82	$148,267.59
Weighted Average Combined LTV	93.90%	10.47%	100.00%
Weighted Average Coupon	10.88%	6.75%	13.00%
Weighted Average FICO (Non-Zero)	685		
Weighted Average Age (Months)	4		
% Prepayment Penalties	47.92%		
% Second Liens	100.00%		

		Loan Count	Balance	%
Current Rate	6.501 - 7.000	17	486,112.91	0.44
	7.001 - 7.500	43	1,323,586.44	1.19
	7.501 - 8.000	109	3,707,853.60	3.34
	8.001 - 8.500	163	5,392,882.83	4.85
	8.501 - 9.000	242	8,269,036.36	7.44
	9.001 - 9.500	264	8,953,492.29	8.06
	9.501 - 10.000	302	10,202,652.85	9.18
	10.001 - 10.500	213	6,949,157.04	6.25
	10.501 - 11.000	319	10,487,215.68	9.44
	11.001 - 11.500	292	9,560,119.89	8.60
	11.501 - 12.000	512	17,676,687.80	15.91
	12.001 - 12.500	228	7,391,361.49	6.65
	12.501 - 13.000	673	20,709,803.66	18.64
	Total:	**3,377**	**111,109,962.84**	**100**

		Loan Count	Balance	%
FICO	N/A	4	127,149.84	0.11
	601 - 625	141	4,475,688.81	4.03
	626 - 650	742	24,074,631.46	21.67
	651 - 675	812	26,818,219.12	24.14
	676 - 700	549	19,007,809.55	17.11
	701 - 725	435	14,422,546.52	12.98
	726 - 750	367	11,698,544.19	10.53
	751 - 775	211	6,925,268.60	6.23
	776 - 800	109	3,241,238.11	2.92
	801 - 825	7	318,866.64	0.29
	Total:	**3,377**	**111,109,962.84**	**100**

Scheduled Balance		Loan Count	Balance	%
	0.01 - 25,000.00	1,157	21,250,053.42	19.13
	25,000.01 - 50,000.00	1,802	64,382,294.27	57.94
	50,000.01 - 75,000.00	386	22,484,715.88	20.24
	75,000.01 - 100,000.00	26	2,257,739.27	2.03
	100,000.01 - 125,000.00	4	442,342.41	0.40
	125,000.01 - 150,000.00	2	292,817.59	0.26
	Total:	**3,377**	**111,109,962.84**	**100**

Combined LTV		Loan Count	Balance	%
	10.01 - 20.00	4	166,922.71	0.15
	20.01 - 30.00	2	88,979.40	0.08
	30.01 - 40.00	9	320,493.35	0.29
	40.01 - 50.00	8	284,710.07	0.26
	50.01 - 60.00	18	1,050,619.19	0.95
	60.01 - 70.00	51	2,263,508.60	2.04
	70.01 - 80.00	121	5,293,584.33	4.76
	80.01 - 90.00	820	21,719,323.10	19.55
	90.01 - 100.00	2,344	79,921,822.09	71.93
	Total:	**3,377**	**111,109,962.84**	**100**

Documentation Type		Loan Count	Balance	%
	Full	1,725	55,943,644.33	50.35
	No Doc (NINA)	119	3,734,209.21	3.36
	Reduced (partial)	1,058	35,483,822.84	31.94
	Stated / Stated	475	15,948,286.46	14.35
	Total:	**3,377**	**111,109,962.84**	**100**

Occupancy Status		Loan Count	Balance	%
	Investment	509	12,529,542.39	11.28
	Primary	2,837	97,770,594.55	87.99
	Secondary	31	809,825.90	0.73
	Total:	**3,377**	**111,109,962.84**	**100**

State		Loan Count	Balance	%
	California	1,332	49,796,956.87	44.82
	Florida	184	5,361,094.44	4.83
	New York	129	4,832,754.43	4.35
	Nevada	161	4,603,840.66	4.14
	Texas	162	4,267,917.41	3.84
	Arizona	156	4,014,330.89	3.61
	Washington	106	3,661,402.81	3.30
	New Jersey	96	3,280,666.66	2.95
	Colorado	94	3,021,877.37	2.72
	Virginia	86	2,889,405.33	2.60
(Continued on page 3)	Maryland	74	2,513,257.58	2.26
STATE *(cont'd)*	Illinois	75	2,408,941.37	2.17

		Loan Count	Balance	%
	Ohio	93	2,395,463.62	2.16
	Oregon	88	2,287,518.00	2.06
	Pennsylvania	62	1,743,404.55	1.57
	Other	479	14,031,130.85	12.63
	Total:	**3,377**	**111,109,962.84**	**100**

		Loan Count	Balance	%
Purpose	Purchase	2,141	67,614,602.62	60.85
	Refinance - Cashout	1,070	38,668,373.85	34.8
	Refinance - Rate Term	166	4,826,986.37	4.34
	Total:	**3,377**	**111,109,962.84**	**100**

		Loan Count	Balance	%
Product Type	Fixed	3,377	111,109,962.84	100
	Total:	**3,377**	**111,109,962.84**	**100**

		Loan Count	Balance	%
Property Type	2-4 Family	283	9,222,147.24	8.30
	Condo	283	8,969,736.91	8.07
	Manufactured Housing	20	549,015.54	0.49
	PUD	425	13,718,421.88	12.35
	Single Family Residence	2,327	77,312,491.24	69.58
	Townhouse	39	1,338,150.03	1.20
	Total:	**3,377**	**111,109,962.84**	**100**

		Loan Count	Balance	%
Lien Position	2	3,377	111,109,962.84	100
	Total:	**3,377**	**111,109,962.84**	**100**

Statistical Collateral Summary – Group 2

All information on the Mortgage Loans is approximate and is based off of scheduled balances as of the 3/01/03 cutoff date. The final numbers will be found in the prospectus supplement. In the final pool, thirty day delinquencies and sixty day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

		Min	Max
Total Number of Loans	2726		
Total Outstanding Loan Balance	$ 141,702,322.23		
Average Loan Current Balance	$51,981.78	$5,780.44	$487,758.67
Weighted Average Combined LTV	93.20%	5.00%	100.00%
Weighted Average Coupon	11.41%	6.50%	16.49%
Weighted Average FICO (Non-Zero)	676		
Weighted Average Age (Months)	4		
% Prepayment Penalties	48.74%		
% Second Liens	100.00%		

		Loan Count	Balance	%
Current Rate	6.001 - 6.500	1	149,864.40	0.11
	6.501 - 7.000	6	392,611.51	0.28
	7.001 - 7.500	20	1,001,357.86	0.71
	7.501 - 8.000	39	2,400,757.27	1.69
	8.001 - 8.500	86	5,236,585.12	3.7
	8.501 - 9.000	105	7,542,994.72	5.32
	9.001 - 9.500	155	10,390,599.26	7.33
	9.501 - 10.000	190	13,111,576.69	9.25
	10.001 - 10.500	128	7,951,996.10	5.61
	10.501 - 11.000	219	12,997,705.48	9.17
	11.001 - 11.500	166	9,898,345.17	6.99
	11.501 - 12.000	394	20,369,338.88	14.37
	12.001 - 12.500	147	8,160,794.86	5.76
	12.501 - 13.000	250	14,088,271.69	9.94
	13.001 - 13.500	165	5,769,177.36	4.07
	13.501 - 14.000	583	19,655,470.71	13.87
	14.001 - 14.500	46	1,433,312.86	1.01
	14.501 - 15.000	16	742,731.58	0.52
	15.001 - 15.500	2	81,477.62	0.06
	15.501 - 16.000	7	292,398.19	0.21
	16.001 - 16.500	1	34,954.90	0.02
	Total:	**2,726**	**141,702,322.23**	**100**

		Loan Count	Balance	%
FICO	N/A	16	628,565.19	0.44
	526 - 550	1	58,496.41	0.04
	551 - 575	1	87,320.98	0.06
	576 - 600	51	1,725,591.31	1.22
	601 - 625	313	12,018,537.67	8.48
	626 - 650	653	31,128,841.20	21.97
	651 - 675	617	32,760,046.50	23.12
(Continued on page 2)	676 - 700	470	26,117,193.42	18.43
FICO (*cont'd*)	701 - 725	255	15,754,990.44	11.12
	726 - 750	184	11,274,132.05	7.96

		Loan Count	Balance	%
	751 - 775	111	7,015,256.18	4.95
	776 - 800	48	2,882,461.56	2.03
	801 - 825	6	250,889.32	0.18
	Total:	**2,726**	**141,702,322.23**	**100**

		Loan Count	Balance	%
Scheduled Balance	0.01 - 25,000.00	619	11,159,036.00	7.87
	25,000.01 - 50,000.00	963	35,737,888.51	25.22
	50,000.01 - 75,000.00	669	42,556,774.41	30.03
	75,000.01 - 100,000.00	297	25,854,096.85	18.25
	100,000.01 - 125,000.00	86	9,825,284.63	6.93
	125,000.01 - 150,000.00	43	5,996,838.38	4.23
	150,000.01 - 175,000.00	15	2,408,405.86	1.7
	175,000.01 - 200,000.00	18	3,364,853.37	2.37
	200,000.01 - 225,000.00	4	851,488.10	0.6
	225,000.01 - 250,000.00	5	1,198,005.91	0.85
	300,000.01 - 325,000.00	1	309,855.37	0.22
	350,000.01 - 375,000.00	1	374,789.77	0.26
	375,000.01 - 400,000.00	4	1,577,246.40	1.11
	475,000.01 - 500,000.00	1	487,758.67	0.34
	Total:	**2,726**	**141,702,322.23**	**100**

		Loan Count	Balance	%
Combined LTV	0.01 - 10.00	2	63,476.39	0.04
	10.01 - 20.00	1	33,000.00	0.02
	20.01 - 30.00	3	206,580.96	0.15
	30.01 - 40.00	2	203,970.16	0.14
	40.01 - 50.00	2	114,865.13	0.08
	50.01 - 60.00	9	743,759.76	0.52
	60.01 - 70.00	33	2,988,136.05	2.11
	70.01 - 80.00	124	11,649,709.38	8.22
	80.01 - 90.00	591	33,951,745.90	23.96
	90.01 - 100.00	1,959	91,747,078.50	64.75
	Total:	**2,726**	**141,702,322.23**	**100**

		Loan Count	Balance	%
Documentation Type	Full	1,268	59,598,318.83	42.06
	No Doc (NINA)	136	7,812,793.53	5.51
	Reduced (partial)	869	51,953,460.97	36.66
	Stated / Stated	453	22,337,748.90	15.76
	Total:	**2,726**	**141,702,322.23**	**100**

		Loan Count	Balance	%
Occupancy Status	Investment	304	11,032,575.79	7.79
	Primary	2,389	128,782,202.59	90.88
	Secondary	33	1,887,543.85	1.33
	Total:	**2,726**	**141,702,322.23**	**100**

State		Loan Count	Balance	%
	California	1,096	73,166,822.73	51.63
	New York	128	8,493,316.66	5.99
	Florida	201	6,701,523.99	4.73
	Washington	96	5,160,954.33	3.64
	Texas	158	5,114,113.90	3.61
	Arizona	114	3,921,241.40	2.77
	Nevada	75	3,701,982.87	2.61
	Virginia	75	3,555,545.88	2.51
	Colorado	69	3,403,123.95	2.4
	Massachusetts	51	3,361,661.51	2.37
	Maryland	59	3,017,185.50	2.13
	New Jersey	42	2,532,110.91	1.79
	Illinois	60	2,400,074.66	1.69
	Georgia	60	2,129,050.44	1.5
	Utah	31	1,823,556.93	1.29
	Other	411	13,220,056.57	9.33
	Total:	**2,726**	**141,702,322.23**	**100**

Purpose		Loan Count	Balance	%
	Purchase	1,958	95,310,028.76	67.26
	Refinance - Cashout	624	37,974,592.39	26.8
	Refinance - Rate Term	144	8,417,701.08	5.94
	Total:	**2,726**	**141,702,322.23**	**100**

Product Type		Loan Count	Balance	%
	Fixed	2,726	141,702,322.23	100
	Total:	**2,726**	**141,702,322.23**	**100**

Property Type		Loan Count	Balance	%
	2-4 Family	338	18,172,032.78	12.82
	Condo	128	5,715,877.02	4.03
	Manufactured Housing	5	109,554.59	0.08
	PUD	418	23,328,746.42	16.46
	Single Family Residence	1,818	93,710,632.41	66.13
	Townhouse	19	665,479.01	0.47
	Total:	**2,726**	**141,702,322.23**	**100**

Lien Position		Loan Count	Balance	%
	2	2,726	141,702,322.23	100
	Total:	**2,726**	**141,702,322.23**	**100**

Statistical Collateral Summary – Total Pool

All information on the Mortgage Loans is approximate and is based off of scheduled balances as of the 3/01/03 cutoff date. The final numbers will be found in the prospectus supplement. The final pool will consist of two groups. Group 1 and Group 2 will have outstanding balances of approximately 111,109,963 and 141,702,322, respectively. In Group 2, thirty day delinquencies and sixty day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

		Min	Max
Total Number of Loans	6103		
Total Outstanding Loan Balance	$ 252,812,285.07		
Average Loan Current Balance	$41,424.26	$2,314.82	$487,758.67
Weighted Average Combined LTV	93.51%	5.00%	100.00%
Weighted Average Coupon	11.17%	6.50%	16.49%
Weighted Average FICO (Non-Zero)	680		
Weighted Average Age (Months)	4		
% Prepayment Penalties	48.38%		
% Second Liens	100.00%		

		Loan Count	Balance	%
Current Rate	6.001 - 6.500	1	149,864.40	0.06
	6.501 - 7.000	23	878,724.42	0.35
	7.001 - 7.500	63	2,324,944.30	0.92
	7.501 - 8.000	148	6,108,610.87	2.42
	8.001 - 8.500	249	10,629,467.95	4.20
	8.501 - 9.000	347	15,812,031.08	6.25
	9.001 - 9.500	419	19,344,091.55	7.65
	9.501 - 10.000	492	23,314,229.54	9.22
	10.001 - 10.500	341	14,901,153.14	5.89
	10.501 - 11.000	538	23,484,921.16	9.29
	11.001 - 11.500	458	19,458,465.06	7.70
	11.501 - 12.000	906	38,046,026.68	15.05
	12.001 - 12.500	375	15,552,156.35	6.15
	12.501 - 13.000	923	34,798,075.35	13.76
	13.001 - 13.500	165	5,769,177.36	2.28
	13.501 - 14.000	583	19,655,470.71	7.77
	14.001 - 14.500	46	1,433,312.86	0.57
	14.501 - 15.000	16	742,731.58	0.29
	15.001 - 15.500	2	81,477.62	0.03
	15.501 - 16.000	7	292,398.19	0.12
	16.001 - 16.500	1	34,954.90	0.01
	Total:	**6,103**	**252,812,285.07**	**100**

		Loan Count	Balance	%
FICO	N/A	20	755,715.03	0.30
	526 - 550	1	58,496.41	0.02
	551 - 575	1	87,320.98	0.03
	576 - 600	51	1,725,591.31	0.68
	601 - 625	454	16,494,226.48	6.52
	626 - 650	1,395	55,203,472.66	21.84
(Continued on page 2)	651 - 675	1,429	59,578,265.62	23.57
FICO *(cont'd)*	676 - 700	1,019	45,125,002.97	17.85
	701 - 725	690	30,177,536.96	11.94

	726 - 750	551	22,972,676.24	9.09
	751 - 775	322	13,940,524.78	5.51
	776 - 800	157	6,123,699.67	2.42
	801 - 825	13	569,755.96	0.23
	Total:	**6,103**	**252,812,285.07**	**100**

		Loan Count	Balance	%
Scheduled Balance	0.01 - 25,000.00	1,776	32,409,089.42	12.82
	25,000.01 - 50,000.00	2,765	100,120,182.78	39.6
	50,000.01 - 75,000.00	1,055	65,041,490.29	25.73
	75,000.01 - 100,000.00	323	28,111,836.12	11.12
	100,000.01 - 125,000.00	90	10,267,627.04	4.06
	125,000.01 - 150,000.00	45	6,289,655.97	2.49
	150,000.01 - 175,000.00	15	2,408,405.86	0.95
	175,000.01 - 200,000.00	18	3,364,853.37	1.33
	200,000.01 - 225,000.00	4	851,488.10	0.34
	225,000.01 - 250,000.00	5	1,198,005.91	0.47
	300,000.01 - 325,000.00	1	309,855.37	0.12
	350,000.01 - 375,000.00	1	374,789.77	0.15
	375,000.01 - 400,000.00	4	1,577,246.40	0.62
	475,000.01 - 500,000.00	1	487,758.67	0.19
	Total:	**6,103**	**252,812,285.07**	**100**

		Loan Count	Balance	%
Combined LTV	0.01 - 10.00	2	63,476.39	0.03
	10.01 - 20.00	5	199,922.71	0.08
	20.01 - 30.00	5	295,560.36	0.12
	30.01 - 40.00	11	524,463.51	0.21
	40.01 - 50.00	10	399,575.20	0.16
	50.01 - 60.00	27	1,794,378.95	0.71
	60.01 - 70.00	84	5,251,644.65	2.08
	70.01 - 80.00	245	16,943,293.71	6.70
	80.01 - 90.00	1,411	55,671,069.00	22.02
	90.01 - 100.00	4,303	171,668,900.59	67.9
	Total:	**6,103**	**252,812,285.07**	**100**

		Loan Count	Balance	%
Documentation Type	Full	2,993	115,541,963.16	45.70
	No Doc (NINA)	255	11,547,002.74	4.57
	Reduced (partial)	1,927	87,437,283.81	34.59
	Stated / Stated	928	38,286,035.36	15.14
	Total:	**6,103**	**252,812,285.07**	**100**

Occupancy Status		Loan Count	Balance	%
	Investment	813	23,562,118.18	9.32
	Primary	5,226	226,552,797.14	89.61
	Secondary	64	2,697,369.75	1.07
	Total:	**6,103**	**252,812,285.07**	**100**

State		Loan Count	Balance	%
	California	2,428	122,963,779.60	48.64
	New York	257	13,326,071.09	5.27
	Florida	385	12,062,618.43	4.77
	Texas	320	9,382,031.31	3.71
	Washington	202	8,822,357.14	3.49
	Nevada	236	8,305,823.53	3.29
	Arizona	270	7,935,572.29	3.14
	Virginia	161	6,444,951.21	2.55
	Colorado	163	6,425,001.32	2.54
	New Jersey	138	5,812,777.57	2.30
	Maryland	133	5,530,443.08	2.19
	Illinois	135	4,809,016.03	1.90
	Massachusetts	89	4,807,630.54	1.90
	Oregon	137	4,009,921.86	1.59
	Ohio	136	3,568,817.36	1.41
	Other	913	28,605,472.71	11.31
	Total:	**6,103**	**252,812,285.07**	**100**

Purpose		Loan Count	Balance	%
	Purchase	4,099	162,924,631.38	64.44
	Refinance - Cashout	1,694	76,642,966.24	30.32
	Refinance - Rate Term	310	13,244,687.45	5.24
	Total:	**6,103**	**252,812,285.07**	**100**

Product Type		Loan Count	Balance	%
	Fixed	6,103	252,812,285.07	100
	Total:	**6,103**	**252,812,285.07**	**100**

Property Type		Loan Count	Balance	%
	2-4 Family	621	27,394,180.02	10.84
	Condo	411	14,685,613.93	5.81
	Manufactured Housing	25	658,570.13	0.26
	PUD	843	37,047,168.30	14.65
	Single Family Residence	4,145	171,023,123.65	67.65
	Townhouse	58	2,003,629.04	0.79
	Total:	**6,103**	**252,812,285.07**	**100**

Lien Position		Loan Count	Balance	%
	2	6,103	252,812,285.07	100
	Total:	**6,103**	**252,812,285.07**	**100**